Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges is as follows (in thousands):

	2015	2014	2013	2012	2011
Earnings:
Income (loss) from continuing operations before provision for income taxes and noncontrolling interest	$43,124	$(45,321)	$(440,859)	$330,942	$314,657
Interest expense and other	57,894	62,919	5,748	(372)	3,046
Portion of rents representative of the interest factor(1)	13,480	35,516	38,850	20,239	17,977
	$114,498	$53,114	$(396,261)	$350,809	$335,680
Fixed charges:
Interest expense, including amount capitalized	$73,603	$85,361	$8,886	$8,568	$9,314
Portion of rents representative of the interest factor(1)	13,480	35,516	38,850	20,239	17,977
	$87,083	$120,877	$47,736	$28,807	$27,291
Ratio of earnings to fixed charges(2)	1.31x	—	—	12.18x	12.30x

(1)	33% of rental expense
(2)	For 2014 and 2013, earnings were deficient to cover fixed charges by $67,763 and $443,997, respectively, primarily as a result of operating losses.